Mail Stop 3561
      December 21, 2005

Irwin Pearl
President
Orion Diversified Technologies, Inc.
630 Shore Road, Suite 505
Long Beach, N.Y. 11561

      Re:	Orion Diversified Technologies, Inc.
		Schedule 14C
      Filed November 22, 2005
		Form 10-KSB for the Fiscal Year Ended April 30, 2005 Forms 10-QSB for Fiscal Quarters Ended July 31 and
January
31, 2005
		File No. 0-04006

Dear Mr. Pearl:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

General
1. Please tell us why you filed a Form 15-12G on July 17, 2001, but then continued to file periodic and current reports under the Exchange Act.
2. Please tell us what exemptions from registration you are relying upon for the issuance of shares in the share exchange and related transactions and describe the facts that make the exemptions available to you.
3. We note that Orion is a shell company intending to complete a reverse merger with a private operating business. Please confirm that the surviving entity will report the completion of the transaction under Items 2.01, 5.01 and 5.06 of Form 8-K. Refer to SEC Release 33-8587 for guidance.
4. Please describe any substantial interest or benefits to any security holder, director, officer or affiliate in connection with the reverse merger and share exchange. Refer to Item 3 of Schedule
14C. For example, discuss the shares issued in the share exchange and in cancellation of related party loans and the management positions held after the reverse merger. Further, identify each affiliate rather than referring to the "June borrowers" or the shareholders of Ovale. In this regard, we note that Mr. Fabert ultimately holds directly or in trust 100% of the shares of Ovale, as disclosed in Note 11 to the Ovale financial statements.

Summary of the Actions to Be Taken, page 4
5. Please include in each subject paragraph a cross-reference to the more detailed description contained in your disclosures statement. Refer to Item 1001 of Regulation M-A.
6. Please state the total number of shares currently outstanding and the vote required for each action. Please identify the controlling shareholders who have approved the actions.

Action 1, Securities Exchange with Ovale, page 6
7. We note that on page 10 you state that Orion`s principals were introduced to the principals of Ovale by a third party broker. Please revise to further describe the background of the share exchange. Describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among the parties or their affiliates. Please also revise so that it is clear how the final terms were reached.


Terms of the Exchange - The Orion/Ovale Business Combinations, page 8
8. Please revise to describe the termination provisions of the exchange agreement and discuss Orion`s business plan if the exchange agreement is not consummated.

The November 8, 2004 Two Closings Agreement, page 9
9. Please revise to clarify whether the cash and the shares issued in the first closing continue to be held in escrow, or whether they have been released from escrow. Please revise to disclose that the escrow agent is also a director of Ovale. Further, please describe the terms of the escrow agreement and any discretion that the escrow agent may exercise concerning the release of shares or cash.

The Second Closing, page 9
10. We note your statement that Mr. Fabert holds some shares as a fiduciary for other people. Please expand your disclosure to provide more information concerning this arrangement. We may have additional comments based on your response.

Factors Considered, page 10
11. Please describe any negative factors that were considered. Further, we note that you state: "Ovale has raised significant sums in Europe and commenced business." Please balance this disclosure with a discussion of Ovale`s dependence on loans from related parties, the auditor`s going concern opinion, and the historical losses and accumulated deficit.
12. We note that in the last bullet you state: "[t]he Board of Directors of Orion reviewed alternative strategies...and the possible values that might be achieved through those strategies, and concluded that the alternative strategies were unlikely to result in a greater value to Orion or its shareholders." Please describe the alternatives, quantify the possible values of each alternative and why each alternative was rejected.

Description of Ovale`s Business, page 11
13. Please revise to clarify that after the reverse merger, Orion, as the surviving entity, will be engaged in Ovale`s current business of retailing newborn gifts and clothing.
14. Please describe Ovale`s current financial condition, the auditor`s going concern opinion, and the accumulated deficit.

15. Please disclose whether you will have any foreign subsidiaries.
In addition, it appears that the surviving entity may have non-
U.S.
resident officers and directors. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor`s ability:

 	(a) to effect service of process within the United States against any
        	of your non-U.S. resident officers or directors;

 	(b) to enforce U.S. court judgments based upon the civil liability provisions of the
 	U.S. federal securities laws against any of the above referenced foreign
 	persons in the United States;

 	(c) to enforce in a Swiss court U.S. court judgments based on the
 	civil liability provisions of the U.S. federal securities laws against the
 	above foreign persons; and

 	(d) to bring an original action in a Swiss court to enforce liabilities
 	based upon the U.S. federal securities laws against the above foreign
 	persons.

16. We note that Ovale has stores in France and Switzerland and relies on manufacturers in France, Spain, Portugal, Italy, China and
Madagascar. Please describe the governmental regulations or restrictions that have affected Ovale`s business and which may impact
Orion after the reverse merger.
17. Please describe the impact of foreign currency exchange fluctuations on Ovale`s business and the expected impact on the surviving entity.
18. Please include the information described in Items 102, 103 and 303 of Regulation S-B with respect to Ovale.

Development of Ovale`s Business, page 12
19. Please describe the terms of any material customer, supplier or distribution agreements, including payment, duration and renewal terms.

Business Experiences, page 19
20. Please revise to describe the business experience of Messrs.
Fabert, Neveu Cottier and Berney for the past five years. Refer to
Item 401 of Regulation S-B.

Amendment to the Certificate of Incorporation, page 20
21. Please revise to state whether the amendments to the certificate of incorporation are contingent upon the consummation of the share exchange and reverse merger.


Committees of the Board and Financial Expert, page 24

22. Please expand your disclosure to include the basis for the view of the board that it is appropriate that you do not have a nominating committee. See Item 7(d)(2)(i) of Schedule 14A.

Ratification of the Board of Director`s Selection of Bloom & Co.
LLP
as Independent Directors, Page 26

23. Please revise this disclosure to use the disclosure captions prescribed by Schedule 14A, Item 9. These captions are Audit Fees,
Audit-Related Fees, Tax Fees and All Other Fees. Further, please disclose the percentage of services rendered that were approved by the audit committee. Refer to Item 9(e)(5)(ii) of Schedule 14A.

Description of Orion`s Securities, page 27

24. Please expand your disclosure to include whether any of your securities have any preemptive rights.

Security Ownership of Certain Beneficial Owners and Management,
page
28
25. Please revise to present the security ownership for each of Ovale and Orion before the share exchange and of the surviving entity after the reverse merger. For ease of understanding, please include officers, directors, and major shareholders in the same table, rather than separately.
26. We note that on July 8, 2005, Synergy Asset Management Ltd. filed a 13D disclosing that it held at least 600,000 shares of your common stock. Please revise your disclosure to include this entity`s holdings.
27. We note your statement that you are not subject to Section 16 of the Exchange Act. Please provide us with the basis for your belief that your directors and officers are not subject to the reporting requirements of Section 16, or include the disclosure required by
Item 405 of Regulation S-B.

28. Please revise your beneficial ownership table to comply with Exchange Act Rule 13d-3. For example, if Mr. Catizone, by virtue of his position with Grove Partners or for other reasons, has or shares voting or investment power with respect to the shares held by Grove
Partners within the meaning of Rule 13d-3, then the shares owned by
Grove Partners should also be listed in the table as being beneficially owned by him, with appropriate disclosure to avoid confusion. Refer to Instruction 8 to Item 403 of Regulation S-B.


29. Please revise to include the ownership information for Mrs.
Fabert and Mr. Catizone in the table, rather than in the footnotes;
the relationship may be disclosed in the footnotes. Further, please identify the natural person with voting or investment power over the shares held by each entity.

Exhibit D:  Audited Financial Statements of Orion

General

30. Where applicable, please make conforming changes to the financial statements of Orion Diversified Technologies, Inc.`s Forms 10-KSB and
10-QSB.

Report of Independent Registered Public Accounting Firm

31. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify this language. See Commission Release 34-49707 dated May
14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued
December 17, 2003 for guidance.

Balance Sheet

32. We note that you have recorded an equity interest in Ovale as a non-current asset on your April 30, 2005 balance sheet. However, based upon your description of the November 8, 2004 closing, it does not appear that consideration was exchanged since the shares of Ovale are being held in escrow pending the second closing. Therefore, it does not appear that Orion has an ownership interest in Ovale as of
April 30, 2005. Please revise to reflect your issuance of Orion shares as a deposit or other asset.

Consolidated Statement of Stockholders Equity

33. We note your presentation of 1,166,900 shares issued for the Orion-Ovale loan and 2,064,100 shares issued for acquisition. However, since you issued a total of 5,900,000 shares, please revise your Statement of Stockholders` Equity to reflect the escrowed shares.









Notes to Financial Statements

Note 2. - Summary of Significant Account Policies
34. It appears that the Orion-Ovale note receivable acquired by the issuance of the 1,166,900 shares to the former owners was denominated in Euros. Please explain to us why you have not recorded a foreign currency translation adjustment to other comprehensive income upon translating this note into your reporting currency. Please also add disclosure of your accounting policy for foreign currency translation.

Note 6. - Going Concern Basis and Future Plans

35. Please expand your disclosure to include a detailed discussion of management`s plans to fund operations during fiscal year 2006 and beyond. Please also include a discussion of the possibility that operations could be discontinued. Please provide like disclosure in
Management`s Discussion and Analysis`s and Liquidity sections in your
Form 10-KSB.

Exhibit E:  Ovale S.A. (A Development Stage Company) Financial
Statements

General

36. We advise you that the interim financial statements for Ovale should be based upon the company`s fiscal year-end and not that of Orion. Please revise to include updated financial statements through the quarterly period ended September 30, 2005 and the comparable period of the prior year. Refer to Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm

37. Please have your auditors revise their report to present the date of their audit report.

Consolidated Statement of Cash Flows

38. We note your presentation of $16,950 cash inflow as an investment in fixed assets during the four months ended April 30, 2005. It appears that this cash inflow resulted from the disposal of fixed assets during the period. If so, please revise this presentation to separately disclose cash paid for capital investments, proceeds from the sale of fixed assets, if any, and the gain or loss recognized upon the disposal of fixed assets as a non-cash adjustment to cash flows from operating activities. Otherwise, tell us what this cash inflow represents.





Notes to Financial Statements

Note 5 - Intangible Assets

39. We note your disclosure related to your $401,824 payment to the previous lease holder which you have recorded as goodwill on your consolidated balance sheets. It appears that you have made this payment in an effort to secure the lease for your Paris shop and office and therefore, the payment either represents prepaid rent or a deposit. If this amount is akin to prepaid rent, your financial statements should be revised to reflect the straight line amortization of this prepaid amount in your consolidated statements of operations based on the term of your lease.

Note 6 - Credit Lines with Financial Institutions

40. We note that your line of credit with UBS is shown on your balance sheets as part of other liabilities. Please revise to present the UBS line of credit in the bank line of credit line item on your consolidated balance sheets.

Exhibit F. - Financial Statements

General

41. Please revise to update your interim financial statements through the quarterly period ended October 31, 2005 in accordance with Item
310(b) of Regulation S-B.

Exhibit G. - Pro Forma Financial Statements of Orion and Ovale

General

42. Please revise to update your pro forma combined financial statements to the most recent interim periods in accordance with Items 310(d) and 310 (g) of Regulation S-B. We note that you have presented Orion Diversified Technologies, Inc.`s financial statements as if Orion had adopted Ovale S.A.`s fiscal year as of January 1, 2004 for purposes of presenting the pro forma combined financial statements. We advise you that if the fiscal year end of an acquired entity differs from the registrant`s most recent fiscal year end by more than 93 days, the other entity`s income statement can be brought up to within 93 days of the registrant`s most recent fiscal year end by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. Disclosure shall be made of the periods combined and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma income statements. Please revise your financial statements accordingly.


Note 1

43. We note your disclosure that the unaudited pro forma condensed combined financial statements of Orion and Ovale are prepared using the purchase method of accounting and that detailed valuation studies are pending. We further note that it appears you have combined the financial statements as a recapitalization and disclose in the third paragraph of this note that the combination is recorded as a recapitalization of Orion. Please revise your disclosures to explain that you have prepared the unaudited pro forma condensed combined financial statements as a recapitalization and remove references to the purchase method of accounting.

Note 2(c)
44. We note your disclosure that the 16,234,532 shares of common stock will be at a par value of $0.001. However, throughout the filing you describe a change of your common stock to no par value. Please revise your presentation of the pro forma combined condensed balance sheet using no par value common stock.
45. Please expand your disclosure to clearly explain the assumptions involved in your pro forma adjustments to additional paid in capital and accumulated deficit.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

46. Please amend your Form 10-KSB to comply with the above comments to your Schedule 14C, if applicable.

Item 5. Market for Common Stock Equity and Related Stockholders
Matters, page 6
47. It appears that you have sold for cash or other consideration equity securities without registering the securities under the Securities Act. Please revise your disclosure to include the information required by Item 701 of Regulation S-B.

Item 9. Directors, Executive Officers, Promoters and Control
Persons;
Compliance with Section 16(a) of the 34 Act, page 10
48. Please revise your disclosure to include the disclosure required by Item 406 of Regulation S-B concerning whether you have adopted a code of ethics.

Item 11. Security Ownership of Certain Beneficial Owners and
Management, page 13
49. Please revise to include the disclosure required by Item
201(d)
of Regulation S-B.



Exhibit 31.1 and 31.2
50. In future filings, please revise to omit the title of the officer from the first sentence of each certification. In addition, in future filings, please revise to omit "annual" from paragraphs 2 and
3. Refer to Item 601(b)(31) of Regulation S-B. Please similarly revise your future reports on Form 10-QSB.

***

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or in
his absence William Choi, Accounting Branch Chief, at (202) 551-
3716
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney,
at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.



      Sincerely,



	H. Christopher Owings
      Assistant Director





Peter Campitiello, Esq.
Levy & Boonshoft, P.C.
FAX: (212) 751-6943


Irwin Pearl
Orion Diversified Technologies, Inc.
December 21, 2005
Page 1